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                            June 23, 2020

       Timothy Austin Gard
       President
       Equitable Mineral & Development Inc.
       4440 S. Piedras Drive, Suite 136
       San Antonio, TX 78228

                                                        Re: Equitable Mineral &
Development Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 10, 2020
                                                            File No. 333-237976

       Dear Mr. Gard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

       Amendment to Registration Statement on Form S-1 filed June 10, 2020

       Risk Factors
       Our directors and officers have rights to indemnification, page 15

   1. We note that your response to comment 4 indicates that you have revised the disclosure on page 15 in response to
our comment. However, it appears that you have removed the risk factor disclosure
regarding the exclusive forum provision in Section 47 of your bylaws, and did not make any
changes to your bylaws or disclosure regarding your exclusive forum provision under
"Indemnification" on page 42. We reissue comment 4.
       Consulting Agreement, page 34

   2. We note your response to comment 8. Please revise to disclose the term of the consulting
 Timothy Austin Gard
Equitable Mineral & Development Inc.
June 23, 2020
Page 2
      agreement, and the compensation payable under the agreement.
Directors, Executive Officers, Promoters and Control Persons, page 35

3. We note you removed the disclosure that Austin Gard is currently the COO and Executive
      VP of Engineering at Cana Natural Resources. Please ensure that you provide the information required by Item 401(e)(1) of Regulation S-K, including Mr. Gard's business experience during the past five years.
Financial Statements, page 44

4. Your response does not address prior comment 11 in its entirety. Revise your financial statements to comply with the requirement under Rule 4-08(k) of Regulation S-X (i.e., state amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows) for transactions with related parties.
Item 16. Exhibits, page 56

5. Please include a currently dated consent from your independent registered accounting firm with amendments to your registration statement. Refer to Item 601(b)(23) of Regulation
      S-K.
General

6. We note your response to comment 1 regarding your revised disclosure that the offering will be sold by officers and directors and not through listing or portal providers.
      However, we also note your disclosure on page 13 that still references posting agreements with crowdfunding portal providers, and discloses that you reserve the right to offer the securities through "independent referral sources such as crowdfunding portal providers."
      Please reconcile your disclosures. If you retain such disclosure in your next amendment, please provide more information to us regarding this potential plan of distribution.
        You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Accounting Branch
Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameTimothy Austin Gard
                                                           Division of
Corporation Finance
Comapany NameEquitable Mineral & Development Inc.
                                                           Office of Energy &
Transportation
June 23, 2020 Page 2
cc:       Franklin I. Ogele
FirstName LastName